January 24, 2005
Walnut Creek, CA . . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES FOURTH QUARTER & YEAR END 2004 EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced Fourth Quarter and Year End 2004 earnings.

Net income for the Corporation for the year ending December 31, 2004 was $5,713,000 or $1.32 diluted earnings per share, compared to net income of $4,799,000 or $1.11 diluted earnings per share at Year End 2003.

Earnings for the Year 2004 represent a return on average assets (ROA) of 1.15% and a return on average equity (ROE) of 12.39%, compared to an ROA of 1.09% and an ROE of 11.14% for the Year 2003.

Fourth Quarter 2004 income was $1,855,000 or $0.43 diluted earnings per share compared to Fourth Quarter 2003 income of $1,183,000 or $0.27 diluted earnings per share. Earnings for Fourth Quarter 2004 represent a return on average assets (ROA) of 1.44 % and a return on average equity (ROE) of 15.82% compared to a 1.03% ROA and a 10.69% ROE for Fourth Quarter 2003.

Total assets of the Corporation at December 31, 2004 were $501,358,000, compared to total assets of $457,156,000 at Year End 2003.

Founded in 1980 and celebrating its 25th Anniversary Year in 2005, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Concord, Tahoe City, Reno and Las Vegas.

Additional details may be found in the Summary of Consolidated Financial Results for Year End and Fourth Quarter 2004.

Selected Financial Data-Summary: The following table provides certain selected consolidated financial data as of and for the three month and twelve-month periods ended December 31, 2004 and 2003.

SUMMARY INCOME STATEMENT	Quarter Ended December 31,		Year to Date December 31,	
(Unaudited in thousands except share data)	**2004**	**2003**	**2004**	**2003**
Interest Income	$8,204	$6,657	$29,541	$26,312
Interest Expense	1,600	971	5,280	4,252
Net Interest Income	6,604	5,686	24,261	22,060
Provision for Credit Losses	0	450	975	1,500
Non-interest Income	3,713	3,649	15,327	17,377
Non-interest Expenses	7,135	6,968	28,443	29,128
Minority Interest	239	112	1,013	1,172
EBIT	2,943	1,805	9,157	7,637
Income Taxes	1,088	622	3,444	2,838
Net Income	$1,855	$1,183	$5,713	$4,799

SELECTED PERFORMANCE RATIOS	Quarter Ended December 31, 2004	2003	Year to Date December 31, 2004	2003
Return on Average Assets	1.44%	1.03%	1.15%	1.09%
Return on Average Equity	15.82%	10.69%	12.39%	11.14%
Net Interest Margin to Earning Assets	5.42%	5.24%	5.16%	5.30%
Net loan losses (recoveries) to avg. loans	0.04%	(0.02%)	0.00%	0.24%
Efficiency Ratio (Bank only)	58.10%	65.25%	62.80%	66.30%

SUMMARY BALANCE SHEET

In thousands Assets:	December 31, 2004	December 31, 2003
Cash and Equivalents	$18,988	$21,500
Investments	80,066	86,655
Loans	380,682	337,119
Allowance for Credit Losses	-7,670	-6,692
BWC Mortgage Services, Loans Held-for-Sale	14,729	5,142
Other Assets	14,563	13,432
Total Assets	$501,358	$457,156
Deposits	$392,939	$370,165
Other Borrowings	57,824	38,423
Other Liabilities	3,314	3,745
Total Liabilities	$454,077	$412,333
Equity	47,281	44,823
Total Liabilities and Equity	$501,358	$457,156

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Nasdaq: BWCF http://www.bowc.com

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of BWC Financial Corp.(BWC). These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which BWC engages. Forward-looking statements speak only as of the date they are made, and BWC does not undertake to update forward-looking statements. 1/24/05